SCHLUETER & ASSOCIATES, P.C.

5655 SOUTH YOSEMITE STREET, SUITE 350

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

October 27, 2023

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Heather Clark

Re:	Fenbo Holdings Limited
Amendment No.2 to Registration Statement on Form F-1
Filed October 17, 2023
File No. 333-274448

Dear Ms. Clark:

We represent Fenbo Holdings Limited (“Registrant” and “Company”) as U.S. counsel. We are submitting herewith Amendment No. 3 to the Registration Statement on Form F-1 (the “Registration Statement”) which is being filed via EDGAR simultaneously with this transmittal letter.

The purpose of this letter is to respond to the comment letter dated October 26, 2023, from the Division of Corporation Finance, Office of Energy & Transportation (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) relating to the above-referenced Registration Statement. For your convenience, the comment has been reproduced below, followed by the Registrant’s response.

Amendment No. 2 to Registration Statement on Form F-1

Signatures, page II-4

1. Please revise your signature page to include the signatures required by Form F-1. Refer to Instruction 1 to Signatures of Form F-1.

Response:

The signature page has been revised to include the signatures required by Form F-1.

See page II-4.

Please be advised that in response to the oral comments received on October 26, 2023 regarding the completion of missing information on pages 13 and 40 of the registration statement, that information have also been included in Amendment No. 3. Additional exhibits will be filed by amendment.

On behalf of the Company, we appreciate your attention to this matter. If you have any questions or wish to discuss any matters with respect to the confidential submission, please do not hesitate to contact me at (303) 292-3883 (email: hfs@schlueterintl.com) or my colleague Celia Velletri at (303) 292-3883 (email: cv@schlueterintl.com). Regarding accounting matters, you may contact Simon Lam of Centurion ZD CPA & Co. at +852 2126 2349 (email: simon@czdcpa.com) in respect of any accounting issues.

Thanks in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Henry F. Schlueter

c:	Fenbo Holdings Limited
EF Hutton, division of Benchmark Investments, LLC
Sichenzia Ross Ference Carmel LLP
Centurion ZD CPA & Co.